Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Collection Period Ended   31-Jul-2022

Amounts in USD

Dates

Collection Period No.	26				
Collection Period (from... to)	1-Jul-2022	31-Jul-2022			
Determination Date	11-Aug-2022				
Record Date	12-Aug-2022				
Distribution Date	15-Aug-2022				
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2022	15-Aug-2022	Actual/360 Days	31	
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jul-2022	15-Aug-2022	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	351,600,000.00	199,031,263.48	181,321,711.65	17,709,551.83	50.368464	0.515705
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**279,051,263.48**	**261,341,711.65**	**17,709,551.83**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	306,262,410.55	288,552,858.72			
Yield Supplement Overcollateralization Amount	36,332,043.60	9,697,811.34	9,099,671.01			
Pool Balance	**1,124,777,926.44**	**315,960,221.89**	**297,652,529.73**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.550000%	91,222.66	0.259450	17,800,774.49	50.627914
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$142,568.83**		**$17,852,120.66**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	18,245,496.39	(1) Total Servicing Fee	263,300.18
Interest Collections	1,014,725.20	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	24,618.59	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	71,693.80		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	142,568.83
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	200.57	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**19,356,734.55**	(6) Regular Principal Distributable Amount	17,709,551.83
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**19,356,734.55**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	1,241,313.71
		Total Distribution	**19,356,734.55**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	263,300.18	263,300.18	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	142,568.83	142,568.83	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	91,222.66	91,222.66	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	142,568.83	142,568.83	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	17,709,551.83	17,709,551.83	0.00
Aggregate Principal Distributable Amount	17,709,551.83	17,709,551.83	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	46.22
minus Net Investment Earnings	46.22
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	46.22
Net Investment Earnings on the Collection Account	154.35
Investment Earnings for the Collection Period	200.57

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	315,960,221.89	17,969
Principal Collections	11,479,570.76	
Principal Collections attributable to Full Pay-offs	6,765,925.63	
Principal Purchase Amounts	0.00	
Principal Gross Losses	62,195.77	
Pool Balance end of Collection Period	297,652,529.73	17,225
Pool Factor	26.46%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	4.00%
Weighted Average Number of Remaining Payments	52.53	31.52
Weighted Average Seasoning (months)	11.02	36.14

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	296,341,909.42	17,168	99.56%
31-60 Days Delinquent	959,110.65	42	0.32%
61-90 Days Delinquent	325,525.73	13	0.11%
91-120 Days Delinquent	25,983.93	2	0.01%
Total	297,652,529.73	17,225	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.118%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	62,195.77	5	8,154,059.15	243
Principal Net Liquidation Proceeds	24,044.04		2,792,214.83	
Principal Recoveries	71,059.71		3,481,031.87	
Principal Net Loss / (Gain)	(32,907.98)		1,880,812.45	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.129%)
Prior Collection Period	(0.233%)
Second Prior Collection Period	1.067 %
Third Prior Collection Period	0.238 %
Four Month Average	0.236%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.167%
Average Net Loss / (Gain)	7,739.97

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.